Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE
THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2023 AND 2022
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Unaudited Condensed Interim Consolidated Balance Sheets	2

Unaudited Condensed Interim Consolidated Statements of Operations	3

Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss	4

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Unaudited Condensed Interim Consolidated Statements of Cash Flows	7

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of September 30, 2023 and December 31, 2022 (In thousands of United States Dollars, except share and per share amounts)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$107,133	$119,341
Restricted cash	5,883	2,169
Accounts receivable, net	57,153	56,492
Inventory, net	114,641	134,608
Loans receivable, short-term	1,406	447
Prepaid expenses	6,706	9,420
Assets held for sale	7,464	—
Other current assets	2,781	3,569
Total current assets	303,167	326,046
Non-current assets:
Property and equipment, net	382,783	379,722
Right-of-use assets	120,088	128,264
Intangible assets, net	298,008	407,590
Loans receivable, long-term	823	823
Investments	806	1,228
Goodwill	279,697	330,555
Deferred tax asset	9,421	26
Other non-current assets	4,360	9,438
Total non-current assets	1,095,986	1,257,646
TOTAL ASSETS	$1,399,153	$1,583,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,626	$28,093
Accrued liabilities	76,494	65,161
Short-term borrowings	27,783	18,812
Income tax payable	110,591	94,842
Current portion of lease liabilities	25,080	26,124
Deferred consideration, contingent consideration and other payables, short-term	13	47,834
Liabilities held for sale	1,295	—
Total current liabilities	260,882	280,866
Non-current liabilities:
Long-term notes and loans payable, net	490,501	469,055
Lease liabilities	149,189	156,180
Deferred tax liability	45,352	75,138
Deferred consideration, long-term	6,218	7,770
Other long-term liabilities	21,149	7,000
Total non-current liabilities	712,409	715,143
TOTAL LIABILITIES	$973,291	$996,009

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at September 30, 2023 and December 31, 2022, respectively
Subordinate Voting Shares, no par value; Unlimited shares authorized; 318,051,818 and 281,147,586 issued and outstanding at September 30, 2023 and December 31, 2022, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 19,419,910 and 20,082,384 issued and outstanding at September 30, 2023 and December 31, 2022, respectively
Special Subordinate Voting Shares[2], no par value; 1,589 and 639 shares authorized, issued and outstanding at September 30, 2023 and December 31, 2022, respectively
Share capital	1,778,401	1,704,630
Accumulated other comprehensive loss	(1,367)	(1,393)
Accumulated deficit	(1,270,747)	(1,076,198)
Equity of Cresco Labs Inc.	506,287	627,039
Non-controlling interests	(80,425)	(39,356)
TOTAL SHAREHOLDERS’ EQUITY	425,862	587,683
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,399,153	$1,583,692
1 Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2 Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2023 and 2022
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenues, net	$190,559	$210,484	$582,648	$643,101

Costs of goods sold	96,919	111,372	316,428	323,792

Gross profit	93,640	99,112	266,220	319,309

Operating expenses:
Selling, general and administrative	71,905	82,872	230,149	260,125
Impairment loss	129,491	—	150,993	—

Total operating expenses	201,396	82,872	381,142	260,125

(Loss) income from operations	(107,756)	16,240	(114,922)	59,184

Other expense, net:
Interest expense, net	(11,764)	(15,554)	(46,488)	(41,933)
Other income, net	329	14,797	1,690	12,706

Total other expense, net	(11,435)	(757)	(44,798)	(29,227)
(Loss) income before income taxes	(119,191)	15,483	(159,720)	29,957
Income tax recovery (expense)	5,746	(18,732)	(25,000)	(65,177)
Net loss	$(113,445)	$(3,249)	$(184,720)	$(35,220)
Net income (loss) attributable to non-controlling interests, net of tax	2,127	6,539	(6,563)	15,490
Net loss attributable to Cresco Labs Inc.	$(115,572)	$(9,788)	$(178,157)	$(50,710)

Net loss per share - attributable to Cresco Labs Inc. shareholders:

Basic and diluted loss per share	$(0.34)	$(0.03)	$(0.56)	$(0.17)
Basic and diluted weighted-average number of shares outstanding	337,466,885	301,118,445	318,718,524	296,750,663
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss For the Three and Nine Months Ended September 30, 2023 and 2022 (In thousands of United States Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net loss	$(113,445)	$(3,249)	$(184,720)	$(35,220)

Foreign currency translation differences, net of tax	(206)	189	26	15
Total comprehensive loss for the period	(113,651)	(3,060)	(184,694)	(35,205)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	2,127	6,539	(6,563)	15,490
Total comprehensive loss attributable to Cresco Labs Inc.	$(115,778)	$(9,599)	$(178,131)	$(50,695)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2023 and 2022
(In thousands of United States Dollars)

	Share capital	Accumulated deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2023	$1,704,630	$(1,076,198)	$(1,393)	$(39,356)	$587,683
Equity-based compensation	7,614	—	—	—	7,614
Employee taxes withheld on certain share-based payment arrangements	(93)	—	—	—	(93)
Equity issued related to settlement of acquisition related contingent consideration	9,723	—	—	—	9,723
Distributions to non-controlling interest holders	3,017	787	—	(13,551)	(9,747)
Cresco LLC shares redeemed	3,465	(4,089)	—	624	—
Foreign currency translation	—	—	7	—	7
Net loss	—	(26,051)	—	(1,761)	(27,812)
Ending Balance as of March 31, 2023	$1,728,356	$(1,105,551)	$(1,386)	$(54,044)	$567,375

Equity-based compensation	1,196	—	—	—	1,196
Employee taxes withheld on certain share-based payment arrangements	(443)	—	—	—	(443)
Payable pursuant to tax receivable agreements	60	—	—	—	60
Equity issued related to settlement of acquisition related contingent consideration	37,515	—	—	—	37,515
Equity issuances and other adjustments	2	45	—	—	47
Distributions to non-controlling interest holders	2,986	—	—	(18,518)	(15,532)
Cresco LLC shares redeemed	8,833	(11,933)	—	3,100	—
Foreign currency translation	—	—	225	—	225
Net loss	—	(36,534)	—	(6,929)	(43,463)
Ending Balance as of June 30, 2023	$1,778,505	$(1,153,973)	$(1,161)	$(76,391)	$546,980

Equity-based compensation	3,937	—	—	—	3,937
Employee taxes withheld on certain share-based payment arrangements	(77)	—	—	—	(77)
Income tax reserve	—	363	—	—	363
Payable pursuant to tax receivable agreements	(34)	—	—	—	(34)
Equity issuances and other adjustments	—	(45)	—	—	(45)
Distributions to non-controlling interest holders	(4,824)	—	—	(6,787)	(11,611)
Cresco LLC shares redeemed	894	(1,520)	—	626	—
Foreign currency translation	—	—	(206)	—	(206)
Net (loss) income	—	(115,572)	—	2,127	(113,445)
Ending Balance as of September 30, 2023	$1,778,401	$(1,270,747)	$(1,367)	$(80,425)	$425,862
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2023 and 2022
(In thousands of United States Dollars)

	Share capital	Accumulated deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2022	$1,597,715	$(841,907)	$(254)	$42,182	$797,736
Exercise of options and warrants	358	—	—	—	358
Equity-based compensation	7,727	—	—	—	7,727
Employee taxes on certain share-based payment arrangements	(87)	—	—	—	(87)
Income tax reserve	—	78	—	—	78
Payable pursuant to tax receivable agreements	(163)	—	—	—	(163)
Tax benefit from shareholder redemptions	186	—	—	—	186
Distributions to non-controlling interest holders	(9,992)	—	—	(8,233)	(18,225)
Cresco LLC shares redeemed	11,708	(11,185)	—	(523)	—
Foreign currency translation	—	—	(190)	—	(190)
Net (loss) income	—	(27,381)	—	3,706	(23,675)
Ending Balance as March 31, 2022	$1,607,452	$(880,395)	$(444)	$37,132	$763,745

Exercise of options	369	—	—	—	369
Equity-based compensation	7,547	—	—	—	7,547
Employee taxes on certain share-based payment arrangements	(326)	—	—	—	(326)
Equity issuances related to acquisitions	34,708	—	—	—	34,708
Distributions to non-controlling interest holders	50,258	(6,095)	—	(58,302)	(14,139)
Foreign currency translation	—	—	16	—	16
Net (loss) income	—	(13,541)	—	5,245	(8,296)
Ending Balance as June 30, 2022	$1,700,008	$(900,031)	$(428)	$(15,925)	$783,624

Exercise of options	(28)	—	—	—	(28)
Equity-based compensation	3,174	—	—	—	3,174
Employee taxes on certain share-based payment arrangements	(5)	—	—	—	(5)
Income tax reserve	—	70	—	—	70
Payable pursuant to tax receivable agreements	(135)	—	—	—	(135)
Tax benefit from shareholder redemptions	153	—	—	—	153
Distributions to non-controlling interest holders	(3,638)	—	—	(8,708)	(12,346)
Cresco LLC shares redeemed	5,280	(5,509)	—	229	—
Foreign currency translation	—	—	189	—	189
Net (loss) income	—	(9,788)	—	6,539	(3,249)
Ending Balance as of September 30, 2022	$1,704,809	$(915,258)	$(239)	$(17,865)	$771,447
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2023 and 2022 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(184,720)	$(35,220)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	42,260	37,468
Amortization of operating lease assets	5,087	4,177
Bad debt expense and provision expense for expected credit loss	7,909	926
Share-based compensation expense	13,339	17,950
Loss on investments	422	4,165
Loss on changes in fair value of deferred and contingent consideration	1,204	5,667
Gain on derivative instruments and warrants	—	(1,184)
Loss on inventory write-offs and provision	5,312	1,281
Change in deferred taxes	(25,537)	(9,048)
Accretion of discount and deferred financing costs on debt arrangements	3,256	2,913
Foreign currency loss	67	267
(Gain) loss on sale and of assets	(163)	1,954
Impairment loss	150,993	—
Gain on lease termination and sale on leaseback transaction	(1,136)	(19,990)
Loss on other adjustments to net income	321	—
Changes in operating assets and liabilities:
Accounts receivable	(8,827)	(9,706)
Inventory	15,013	(14,610)
Other assets	2,550	(5,395)
Accounts payable and other accrued liabilities	39,302	14,682
Operating lease liabilities	(20,900)	(15,417)
Income taxes payable	16,114	34,230
NET CASH PROVIDED BY OPERATING ACTIVITIES	61,866	15,110
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(50,567)	(69,894)
Purchase of intangibles	(2,134)	(2,918)
Proceeds from sale on leaseback transactions and tenant improvement allowances	1,447	47,440
Payment of acquisition consideration, net of cash acquired	—	(1,135)
Proceeds from sale and disposals of assets	5,060	930
Receipts from loans and advances	—	2,654
Payments of loans and advances	(1,000)	(1,200)
NET CASH USED IN INVESTING ACTIVITIES	(47,194)	(24,123)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options, warrants and sell-to-cover shares	—	3,215
Proceeds from the issuance of long-term debt	20,175	—
Payment of debt issuance costs	(1,947)	—
Payment of acquisition-related contingent consideration	(1,787)	(4,927)
Distributions to non-controlling interest redeemable unit holders	(36,390)	(81,139)
Principal payment of property, plant, and equipment vendor financing	(486)	—
Principal payments on finance lease obligations	(2,690)	(1,761)
NET CASH USED IN FINANCING ACTIVITIES	(23,125)	(84,612)

Effect of exchange rate changes on cash and cash equivalents	(41)	(157)
Net decrease in cash and cash equivalents	(8,494)	(93,782)
Cash and cash equivalents and restricted cash, beginning of period	121,510	226,102
Cash and cash equivalents, end of period	107,133	130,042
Restricted cash, end of period	5,883	2,278
Cash and cash equivalents and restricted cash, end of period	$113,016	$132,320

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$34,424	$39,990
Interest	30,679	30,212

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Non-cash consideration for business combination	$47,238	$34,708
Non-controlling interests redeemed for equity	4,351	382
Increase to net lease liability	1,472	22,112
Receivable due from seller of previous acquisition	705	—
Liability incurred to purchase property, equipment and intangibles	879	7,654
Purchase of Property, plant and equipment through vendor financing	963	—
Purchase of Property, plant and equipment through inventory	48	—
Cashless exercise of stock options and warrants	—	(1,813)
Unpaid declared distributions to non-controlling interest redeemable unit holders	8,889	10,962
Receivable related to financing lease transactions	612	1,086
Liability incurred in accordance with tax receivable agreement	14,672	298
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“Randsburg”) was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan and Florida pursuant to the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Marihuana Regulation and Taxation Act; the Massachusetts Regulation and Taxation of Marijuana Act, the Massachusetts Act for the Humanitarian Medical Use of Marijuana and the Massachusetts Act to Ensure Safe Access to Marijuana; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act and the Michigan Marihuana Tracking Act and the Florida Compassionate Medical Cannabis Act, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of SVS and create the classes of PVS and Super Voting Shares (“MVS”).
On June 29, 2020, the Company filed an alteration to its Notice Of Articles with the British Columbia Registrar of Companies to create a class of SSVS and amend the rights and restrictions of SVS, PVS, and MVS to reflect the creation of the SSVS.

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Cresco LLC limited liability agreement (“Pre-Combination LLC Agreement”). The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.
The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2022 was derived from audited financial statements filed on SEDAR+ on March 21, 2023. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three and nine months ended September 30, 2023 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, derivative instruments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of September 30, 2023:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Distribution	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

Entity	Location	Purpose	Percentage Held
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
High Road Holdings LLC	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc.	Massachusetts	Holding Company	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Encanto Green Cross Dispensary, LLC	Arizona	Cultivation, Production and Dispensary Facility	100%
ColCare Holdings, LLC	Delaware	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	61%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

Entity	Location	Purpose	Percentage Held
Strip District Education Center	Pennsylvania	Holding Company	100%
AFS Maryland, LLC	Maryland	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
AFS Arizona, LLC	Arizona	Holding Company	100%
Cresco Labs TINAD, LLC	Illinois	Holding Company	100%
TINAD, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms Partners, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois Asset Management, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Nevada, LLC	Nevada	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%
(a) Legally, Cresco Labs Michigan, LLC is 85% owned by related parties of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

(e)Assets and Liabilities Held for Sale
The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:
• management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
• the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
• an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
• the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;
• the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
• actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized.

(f)Earnings (Loss) Per Share
Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted-average shares outstanding during the period. The Company presents basic and diluted EPS in the unaudited condensed Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares (“Redeemable Units”); options, warrants and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, options, warrants and RSUs is computed using the treasury stock method.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
As of December 31, 2022, all warrants that had not previously been exercised were expired. Potentially dilutive shares as of September 30, 2023 and 2022, which were excluded from the calculation of the diluted EPS for the periods presented consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,

(shares in thousands)	2023	2022	2023	2022
Redeemable Units	98,888	107,039	102,003	107,864
Options	24,980	23,546	24,980	23,546
Warrants	—	2,086	—	2,086
RSUs	7,432	4,114	7,432	4,114
Total potentially dilutive shares	131,300	136,785	134,415	137,610

(g)    Recently Adopted Accounting Pronouncements

The Company does not have any recently adopted accounting pronouncements during the three and nine months ended September 30, 2023.

NOTE 3. INVENTORY
Inventory as of September 30, 2023 and December 31, 2022, consisted of the following:

	September 30,	December 31,
($ in thousands)	2023	2022
Raw materials	$39,007	$36,233
Raw materials - non-cannabis	19,326	26,709
Work-in-process	31,686	41,164
Finished goods	24,622	30,502
Total Inventory	$114,641	$134,608

During the three months ended September 30, 2023 and 2022, the Company wrote off $2.7 million and $0.6 million of inventory, respectively. $5.3 million and $1.3 million of inventory was written off during the nine months ended September 30, 2023 and 2022, respectively. These write-offs are included in Cost of goods sold presented on the Unaudited Condensed Interim Consolidated Statements of Operations.

In addition, during the three months ended September 30, 2023, the Company recorded an adjustment of $0.7 million to write down inventory to its net realizable value. The assets was sold in the fourth quarter of 2023.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 4. PROPERTY AND EQUIPMENT
As of September 30, 2023 and December 31, 2022, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings		Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
As of January 1, 2023	$176,594		$39,928	$28,724	$142,880	$10,232	$3,552	$55,507	$457,417
Additions	6	174	174	6,375	7,774	737	56	29,289	44,411
Transfers	2,693	534	534	2,657	26,339	152	21	(32,396)	—
Disposals	(2,210)	(970)	(970)	(208)	(922)	(287)	(1,103)	(99)	(5,799)
Sales of assets	(70)		(272)	(50)	(367)	(5)	—	—	(764)
Held for sale assets	—		(1,524)	(822)	(1,719)	(81)	—	—	(4,146)
As of September 30, 2023	$177,013		$37,870	$36,676	$173,985	$10,748	$2,526	$52,301	$491,119

Accumulated depreciation
As of January 1, 2023	$(13,931)		$(12,579)	$(12,952)	$(30,081)	$(6,382)	$(1,770)	$—	$(77,695)
Depreciation	(5,239)		(4,077)	(6,081)	(15,418)	(1,735)	225	—	(32,325)
Held for sale asset depreciation	—		592	284	665	143	—	—	1,684
As of September 30, 2023	$(19,170)		$(16,064)	$(18,749)	$(44,834)	$(7,974)	$(1,545)	$—	$(108,336)

Net book value
As of December 31, 2022	$162,663		$27,349	$15,772	$112,799	$3,850	$1,782	$55,507	$379,722
As of September 30, 2023	$157,843		$21,806	$17,927	$129,151	$2,774	$981	$52,301	$382,783
As of September 30, 2023 and December 31, 2022, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.
For the three months ended September 30, 2023 and 2022, the Company incurred $11.7 million and $9.5 million of Depreciation, respectively. $4.3 million and $2.4 million of Depreciation is included in Selling, general and administrative expenses, with the remainder of $7.4 million and $7.1 million, respectively, recorded in Cost of goods sold and ending inventory for the same periods, respectively.
For the nine months ended September 30, 2023 and 2022, the Company incurred $35.7 million and $29.8 million of Depreciation, respectively. $10.0 million and $7.0 million of Depreciation is included in Selling, general and administrative expenses, with the remainder of $25.7 million and $22.8 million, respectively, recorded in Cost of goods sold and ending inventory for the same periods, respectively.

In the third quarter of 2023, the Company reclassified $2.5 million of property and equipment, net, as held for sale. The assets sold in the fourth quarter of 2023.

During the second quarter of 2023, the Company recorded a $0.9 million net gain on the sale of a cultivation and manufacturing facility in Florida. The gain is recorded in Other income (expense), net on the Unaudited Condensed Interim Consolidated Statements of Operations.

In the fourth quarter of 2022, management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the assumptions related to renewal options for certain leases at the impacted facilities. The Company accelerated depreciation on leasehold improvements related to those leases, with additional depreciation expense taken on these leasehold improvements in the amount of $1.1 million during the nine months ended September 30, 2023.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
As of September 30, 2023 and December 31, 2022, ending inventory includes $12.2 million and $10.9 million of capitalized depreciation, respectively. For the three months ended September 30, 2023 and 2022, $8.4 million and $8.1 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $4.9 million and $6.5 million, respectively, related to depreciation capitalized to inventory in prior periods. For the nine months ended September 30, 2023 and 2022, $24.5 million and $20.5 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $9.8 million and $8.9 million, respectively, related to depreciation capitalized to inventory in prior periods.

NOTE 5. LEASES
The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities and dispensaries. The Company has no material lessor arrangements as of September 30, 2023 and for the year ended December 31, 2022. Depending upon the type of lease, the original lease terms generally range from less than 1 year to 20 years. Certain leases include renewal options ranging from 3 years to 25 years. The Company is reasonably certain to exercise renewal options ranging from less than 1 year to 10 years on certain leases.
The Company also has long-term financing liabilities associated with certain properties. See Note 11 for additional details on these transactions.

In the fourth quarter of 2022, the Company committed to a plan to restructure additional operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company adjusted the values of certain leases at the facilities impacted as a result of a change in the underlying assumptions regarding renewal options for those leases. The differences between the carrying amounts of the ROU assets and lease liabilities associated with these leases, resulted in a gain on lease termination of $1.1 million which is included in Other income (expense), net, in the Unaudited Condensed Interim Consolidated Statements of Operations.

As of September 30, 2023 and December 31, 2022, ending inventory includes $nil and $0.1 million of capitalized depreciation. For the three months ended September 30, 2023 and 2022, $nil and $0.1 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $nil and $0.1 million, respectively, related to depreciation capitalized to inventory in prior periods. For the nine months ended September 30, 2023 and 2022, $0.1 million and $0.3 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $0.1 million for both periods related to depreciation capitalized to inventory in prior periods.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 6. INVESTMENTS
The Company currently has investments in four entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.
The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value.
During the year ended December 31, 2022, Lighthouse, in conjunction with a spin-off transaction, issued Lighthouse shareholders a prorated interest in Infamy Brews, LLC, DBA (“Two Roots Brewing Co.”), a non-alcoholic brewing company. On September 15, 2023, Two Roots Brewing Co. ceased operations, and as a result the Company wrote off the remaining investment balance of $0.1 million in Two Roots Brewing Co. The Company currently holds 0.8% ownership interest in Two Roots Brewing Co. The investment is held at fair value and classified as an equity security without a readily determinable value.

The following is a summary of the investments held at fair value as of September 30, 2023 and December 31, 2022:

	September 30,	December 31,
($ in thousands)	2023	2022
420 Capital	$68	$68
Lighthouse	97	339
Two Roots Brewing Co.	—	93
Old Pal	547	592
IMC	94	136
Total Investments	$806	$1,228

For the three months ended September 30, 2023 and 2022, the Company recorded mark-to-market losses of $0.1 million and $0.3 million, respectively. Mark-to-market losses of $0.4 million and $4.2 million, were recorded for the nine months ended September 30, 2023 and 2022, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 7. INTANGIBLE ASSETS AND GOODWILL
As of September 30, 2023 and December 31, 2022, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation-ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2023	$31,879	$2,100	$15,027	$381,507	$6,284	$330,555	$767,352
Additions	—	—	2,334	—	—	—	2,334
Impairment	—	—	—	(100,135)	—	(50,858)	(150,993)
Disposals	(270)	—	(363)	(1,426)	(30)	—	(2,089)
Held for sale assets	(610)	—	(5)	(4,471)	(240)	—	(5,326)
Balance at September 30, 2023	$30,999	$2,100	$16,993	$275,475	$6,014	$279,697	$611,278

Accumulated amortization
Balance at January 1, 2023	$(8,127)	$(1,610)	$(13,897)	$—	$(5,573)	$—	$(29,207)
Amortization	(3,350)	(52)	(1,851)	—	(48)	—	(5,301)
Disposals	155	—	137	—	30	—	322
Held for sale assets accumulated amortization	368	—	5	—	240	—	613
Balance at September 30, 2023	$(10,954)	$(1,662)	$(15,606)	$—	$(5,351)	$—	$(33,573)

Net book value
December 31, 2022	$23,752	$490	$1,130	$381,507	$711	$330,555	$738,145
September 30, 2023	$20,045	$438	$1,387	$275,475	$663	$279,697	$577,705
(a) Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.
For the three months ended September 30, 2023 and 2022, $2.2 million and $2.4 million of amortization expense was recorded, respectively. $1.0 million and $1.4 million of amortization expense is included in Selling, general and administrative expenses, with the remainder of $1.2 million and $1.0 million recorded in Cost of goods sold and ending inventory for the same periods, respectively.
For the nine months ended September 30, 2023 and 2022, $5.6 million and $8.1 million of amortization expense was recorded, respectively. $2.8 million and $5.8 million of amortization expense is included in Selling, general and administrative expenses, with the remainder of $2.8 million and $2.3 million recorded in Cost of goods sold and ending inventory for the same periods, respectively.

As of September 30, 2023 and December 31, 2022, ending inventory includes $1.3 million and $1.6 million of capitalized amortization, respectively. For the three months ended September 30, 2023 and 2022, $0.9 million and $0.8 million of amortization expense was recorded to Cost of goods sold, which includes $0.6 million, related to amortization capitalized to inventory in both prior periods. For the nine months ended September 30, 2023 and 2022, $3.1 million and $2.1 million of amortization expense was recorded to Cost of goods sold, which includes $1.5 million and $1.0 million, related to amortization capitalized to inventory in prior periods.

During the third quarter of 2023, management determined it is more likely than not that the California, Florida and New York reporting units' carrying value exceeded their fair value due to updated forecasts and projections for the reporting units. As a result, $9.9 million, $79.4 million and $40.0 million, respectively, of impairment charges reducing the carrying value of goodwill and licenses were recognized in the Unaudited Condensed Interim Consolidated Statements of Operations.

During the second quarter of 2023, management determined it is more likely than not that the Massachusetts reporting unit’s carrying value exceeded its fair value due to updated forecasts and projections for this reporting unit. As a result, a $21.5 million impairment charge reducing the carrying value of goodwill and licenses was recognized in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

The Company assesses the fair values of its reporting units using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs. The Company conducts a quarterly impairment analysis which begins with a quantitative assessment that includes a number of inputs and assumptions which are subject to market and legislative-related risks. Changes in legislative status may negatively impact the Company’s future outlook.

The following table outlines the estimated amortization expense related to intangible assets as of September 30, 2023:

($ in thousands)	Estimated Amortization
2023	$1,577
2024	4,972
2025	4,085
2026	3,877
2027	3,272
Thereafter	4,667
Total estimated amortization	$22,450

NOTE 8. SHARE CAPITAL
(a)Authorized
The authorized share capital of the Company, which has no par value, is comprised of the following:
i.Unlimited Number of Subordinate Voting Shares
Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
ii.Unlimited Number of Proportionate Voting Shares
Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.
iii.500,000 Super Voting Shares
Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.
iv.Unlimited Number of Special Subordinate Voting Shares
Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors.
v.Redeemable Units
As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
(b)Issued and Outstanding
As of September 30, 2023 and 2022, issued and outstanding shares and units consisted of the following:

(shares in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2023	106,106	280,994	20,082	500	1
RSUs issued	—	1,426	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	27,091	—	—	—
Cresco LLC redemption	(7,657)	7,657	—	—	—
PVS converted to SVS	—	662	(662)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	344	—	—	—
Share issuances	—	—	—	—	1
Ending balance, September 30, 2023	98,449	318,174	19,420	500	2
*SVS includes shares pending issuance or cancellation
**PVS presented on an “as-converted” basis to SVS (1-to-200)
***SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(shares in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2022	109,441	269,971	20,667	500	1
Options and warrants exercised	—	1,277	—	—	—
RSUs issued	—	320	—	—	—
Issuance of shares related to acquisitions	—	5,340	—	—	—
Cresco LLC redemption	(3,201)	3,201	—	—	—
PVS converted to SVS	—	585	(585)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	140	—	—	—
Ending balance, September 30, 2022	106,240	280,834	20,082	500	1
*SVS includes shares pending issuance or cancellation
**PVS presented on an “as-converted” basis to SVS (1-to-200)
***SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)    Share Issuances - Equity Distribution Agreement
In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued under the new agreement, which expired in the second quarter of 2023. Upon the expiration of the program, capitalized fees of $0.2 million were expensed to Selling, general and administrative expenses.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
(ii)     Issuance of Shares - Acquisitions
During the nine months ended September 30, 2023 and the year ended December 31, 2022, the Company issued shares in conjunction with certain acquisitions* as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Nine Months Ended September 30, 2023
Laurel Harvest - Contingent Consideration	December 09, 2021	27,091	$47,238

Year Ended December 31, 2022
Cultivate - Contingent Consideration	September 02, 2021	5,340	$34,708
*Laurel Harvest, LLC (“Laurel Harvest”) and Cultivate Licensing, LLC (“Cultivate”)
(c)     Stock Purchase Warrants
During the year ended December 31, 2022, the Company recorded $0.1 million of warrant exercises into share capital. As of December 31, 2022, all outstanding warrants expired.
(d)     Distribution to Non-controlling Interest Holders
As of September 30, 2023 and December 31, 2022, the Company accrued for tax-related distributions to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $3.9 million and $4.9 million respectively. These distributions will reduce non-controlling interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority holders of $6.2 million and $38.2 million during the three and nine months ended September 30, 2023. Similarly, the Company paid required tax distribution amounts to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $8.7 million and $81.3 million during the three and nine months ended September 30, 2022.
(e)     Changes in Ownership and Non-controlling Interests
During the three and nine months ended September 30, 2023, redemptions of 0.8 million and 7.7 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.9% and 3.0%, respectively, in non-controlling interest in Cresco Labs, LLC.
During the three and nine months ended September 30, 2022, redemptions of 1.5 million and 3.2 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 0.6% and 1.3%, respectively, in non-controlling interest in Cresco Labs, LLC.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
As of and for the nine months ended September 30, 2023, non-controlling interest included the following amounts:

	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC[4]		Cresco Labs, LLC[1,3]
Non-current assets	$3,210		$26,087		$25,714		$16,057		$1,248		$31,517		$262,315
Current assets	(2,857)		75,655		125,275		7,673		11,348		15,454		(154,899)
Non-current liabilities	—		(9,777)		(3,465)		(12,561)		—		(23,499)		(546,878)
Current liabilities	40,397		(45,073)		(51,975)		(7,006)		(49,757)		(53,534)		354,936
Net assets	$40,750		$46,892		$95,549		$4,163		$(37,161)		$(30,062)		$(84,526)
Net assets attributable to NCI	$2,354		$3,597		$8,558		$(127)		$(12,774)		$(265)		$(81,769)

Revenue	$6,380		$37,525		$59,824		$6,987		$(180)		$18,775		$304,780
Gross profit	2,810		23,645		38,932		(484)		(2,498)		(836)		154,963
Net income (loss)	$630		$13,359		$30,215		$(4,646)		$(1,700)		$(1,764)		$(31,650)
Net income (loss) allocated to NCI	$157		$1,657		$7,554		$(46)		$(340)		$(265)		$(15,508)
NCI percentage at September 30, 2023	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.0%	[1]	20.0%	[1]	15.0%	[1]	39.0%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 39.0% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments
4 As of June 30, 2023, Cresco Labs Michigan, LLC net assets grew to a balance that exceeded the life-to-date capital contributions made by Cresco Labs Inc. As a result, the Company began recording NCI related to Cresco Labs Michigan, LLC.

As of December 31, 2022, Non-controlling interest included the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs, LLC[1,3]
Non-current assets	$4,788		$31,151		$22,700		$16,736		$5,376		$286,360
Current assets	(6,875)		34,706		114,843		8,144		13,097		802,774
Non-current liabilities	—		(10,889)		(3,850)		(12,515)		(2,728)		(538,816)
Current liabilities	26,600		(13,438)		(41,111)		(5,768)		(50,722)		(594,052)
Net assets	$24,513		$41,530		$92,582		$6,597		$(34,977)		$(43,734)
Net assets attributable to NCI	$4,190		$3,979		$7,468		$(32)		$(12,434)		$(42,527)
NCI percentage at December 31, 2022	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.0%	[1]	20.0%	[1]	42.0%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.0% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments

NOTE 9. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
A summary of the status of the stock options outstanding consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2023	25,528	$5.00	7.54	$921
Granted	3,302	1.74
Forfeited	(3,850)	5.78
Outstanding - September 30, 2023	24,980	$4.46	6.89	$1,943
Exercisable - September 30, 2023	15,600	$4.35	5.89	$1,280
The fair value of stock options granted under the Plan during the nine months ended September 30, 2023 and 2022, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Risk-free annual interest rate	3.7% to 3.9%	1.4% to 2.7%
Expected annual dividend yield	0%	0%
Expected stock price volatility	77.0% to 82.8%	74.9% to 79.4%
Expected life of stock options	5.0 to 7.0 years	5.5 to 7.0 years
Forfeiture rate	7.2% to 28.0%	9.4% to 21.3%
Fair value at grant date	$1.01 to $1.52	$1.67 to $4.90
Stock price at grant date	$1.50 to $2.01	$2.53 to $6.91
Exercise price range	$1.60 to $2.01	$2.53 to $6.91

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
RSUs

The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
A summary of outstanding RSUs is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2023	4,258	$5.71
Granted	6,246	1.78
Vested and settled	(1,494)	1.99
Forfeited	(1,578)	3.31
Outstanding - September 30, 2023	7,432	$2.93

Expense Attribution
The following table sets forth the classification of stock-based compensation expense related to options awards for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Cost of goods sold	$220	$427	$948	$1,620
Selling, general and administrative expense	1,796	1,051	4,884	9,596
Total compensation expense for option awards	$2,016	$1,478	$5,832	$11,216

Unrecognized compensation expense as of September 30, 2023 for unvested option awards was $7.9 million and will be recorded over the course of the next 4 years.
The following table sets forth the classification of stock-based compensation expense related to RSU awards for three and nine months ended September 30, 2023 and September 30, 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Cost of goods sold	$239	$505	$1,157	$1,479
Selling, general and administrative expense	1,684	1,496	5,762	6,041
Total compensation expense for RSU awards	$1,923	$2,001	$6,919	$7,520

Unrecognized compensation expense as of September 30, 2023 is $8.4 million and will be recognized over the course of the next 4 years.

As of September 30, 2023 and December 31, 2022, ending inventory includes $1.1 million and $1.7 million capitalized compensation expense related to both options and RSUs, respectively. For the three months ended September 30, 2023 and September 30, 2022, $0.6 million and $0.7 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $0.5 million and $0.6 million, respectively, related to compensation expense capitalized to inventory in prior periods. For the nine months ended September 30, 2023 and 2022, of compensation expense was $2.7 million and $2.6 million, respectively, recorded to Cost of goods sold, which includes $1.4 million and $1.1 million, respectively, related to compensation expense capitalized to inventory in prior periods.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 10. ACQUISITIONS AND DISPOSITIONS

(a)Deferred Consideration, short-term

The following is a summary of Deferred consideration balances as of September 30, 2023 and December 31, 2022, which are classified as short-term:

($ in thousands)	September 30, 2023	December 31, 2022
Laurel Harvest deferred consideration, short-term	$—	$47,821
Total Deferred consideration, short-term	$—	$47,821

In the fourth quarter of 2021, Cresco recorded a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred consideration was payable on or before the 18-month anniversary of the acquisition, with accelerated payments required for each of five (5) new dispensaries opened during the 18-month earnout period. The liability was further adjusted to $47.8 million at December 31, 2022 based on our expectation of the value of the liability at that time. In the first quarter of 2023, a payment of $10.0 million was made, which was comprised of a stock issuance valued at $9.7 million and cash payments of $0.3 million. In the second quarter of 2023, a final earnout payment of $38.6 million was made, which was comprised of a stock issuance valued at $37.5 million and cash payments of $1.1 million. See Note 8 for further discussion of equity issued.
(b)Deferred Consideration, long-term

The following is a summary of Deferred consideration, long-term as of September 30, 2023 and December 31, 2022, which is classified as long-term:

($ in thousands)	September 30, 2023	December 31, 2022
Valley Agriceuticals, LLC (“Valley Ag”) operating cash flows deferred consideration	$6,218	$7,770
Total Deferred consideration, long-term	$6,218	$7,770
As of September 30, 2023, the total estimated liability related to the Valley Ag acquisition is $6.2 million. The long-term liability is based on the present value of expected payments associated with the future cash flows of Valley Ag and the expected timing of those payments.
For the three months ended September 30, 2023 and 2022, the Company recorded a $2.3 million and $1.0 million reduction of expense related to deferred considerations, respectively. For the nine months ended September 30, 2023 and 2022, the Company recorded $0.7 million in expense and a $1.4 million reduction of expense related to deferred considerations. The expense is recorded to Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 19 for additional information.
(c)    Terminated Acquisition
On July 30, 2023, the Company and Columbia Care Inc. mutually agreed to terminate the previously announced definitive arrangement agreement, including all divestitures associated with this transaction. During the second quarter of 2023, the Company wrote off a $5.0 million consent fee that was previously capitalized associated with the agreement. The expense is recorded to Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 19.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

(d)    Disposition
During the second quarter of 2023, the Company completed a divestiture of its AFS Maryland production facility. The Company received cash proceeds of $3.3 million for the sale of property and equipment and intangible assets and recorded a gain of $1.4 million from the completed divestiture. The gain is recorded to Other income (expense), net in the Unaudited Condensed Interim Consolidated Statements of Operations.
(e)    Assets and Liabilities Held for Sale
During three months ended September 30, 2023, the Company committed to a plan to sell assets at our Encanto Green Cross Dispensary in Arizona. Assets included finished inventory products, property and equipment, license and other certain intangible assets. Liabilities included current and long-term leases. Based on an analysis of the fair value of these assets, the book value was written down by $0.2 million during the third quarter of 2023. As of September 30, 2023, the total net carrying value of the assets was $6.2 million. The Company closed the transaction following required regulatory approval on October 18, 2023. See Note 21 for further discussion.

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE, NET

The following table represents the Company’s Long-term notes and loans payable, net balances as of September 30, 2023 and December 31, 2022:

	September 30,	December 31,
($ in thousands)	2023	2022
Senior Loan	$400,000	$400,000
Mortgage Loans	20,225	—
Interest payable	19,106	9,500
Financing liability	96,294	96,917
Total borrowings and interest payable	$535,625	$506,417
Less: Unamortized debt issuance costs	(17,341)	(18,550)
Less: Short-term borrowings and interest payable	(19,106)	(9,500)
Less: Current portion of financing liability	(8,677)	(9,312)
Total Long-term notes and loans payable, net	$490,501	$469,055
(a)Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Unaudited Condensed Interim Consolidated Balance Sheet.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.
On September 22, 2023, the Company amended the Senior Loan (“the Amended Senior Loan”) pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to enter into the Mortgage Loans further discussed below.

The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the loan agreement, and would include all accrued and unpaid interest and fees. Interest expense is discussed in Note 19.

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”) an indirect subsidiary of the Company entered into a loan agreement to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank's (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375 basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of September 30, 2023, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the build-out of the Ellenville cultivation center. The Company incurred $2.0 million in deferred financing fees reflected within Long-term notes payable and loans payable on the Unaudited Condensed Interim Consolidated Balance Sheet.

The Company will capitalize interest related to the loan until the Ellenville facility build-out is completed. After completion, interest will be expensed as incurred.

(c)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 6.3 and 16.8 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 19.

NOTE 12. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2023 and 2022:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Wholesale	$72,571	$92,638	$237,128	$282,938
Dispensary	117,988	117,846	345,520	360,163
Total Revenues	$190,559	$210,484	$582,648	$643,101
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were 18.0% and 10.3% of gross revenue for the three months ended September 30, 2023 and 2022, respectively. Sales discounts were approximately 15.8% and 9.9% of gross revenue for the nine months ended September 30, 2023 and 2022, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, Arizona, Pennsylvania, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of September 30, 2023 and 2022, there were 85.1 million and 124.9 million points outstanding, respectively, with an approximate value of $1.2 million and $2.0 million, respectively. The Company expects outstanding loyalty points to be redeemed within one year.

NOTE 13. OTHER INCOME (EXPENSE), NET
For the three and nine months ended September 30, 2023 and 2022, Other income, net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,

($ in thousands)	2023	2022	2023	2022
Unrealized gain on derivative liabilities - warrants	$—	$—	$—	$1,184
Loss on derivative instruments	—	—	—	(5,698)
(Loss) gain on provision - loan receivable	(62)	(56)	(257)	626
Unrealized loss on investments held at fair value	(123)	(276)	(422)	(4,162)
Gain on disposal of assets	11	14,659	352	14,680
Gain on conversion of investment	—	22	—	22
Gain (loss) on foreign currency	205	(237)	(67)	(264)
Gain on lease termination	—	—	1,263	5,243
Other income, net	298	685	821	1,075
Total Other income, net	$329	$14,797	$1,690	$12,706
See Note 4 for additional information on Gain on disposition of assets. See Note 5 for additional information related to the Gain on lease termination.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 14. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 86.8 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $72.1 million in Non-controlling interests as of September 30, 2023. During the three and nine months ended September 30, 2023, 86.4% and 71.3%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members. During the three and nine months ended September 30, 2022, 79.7% and 74.4%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three and nine months ended September 30, 2023 and 2022, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Leases”). During the second quarter of 2022, the Company exercised its early termination right to reduce the SLO Leases term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The remaining liability for the SLO Leases expired in the fourth quarter of 2022.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the nine months ended September 30, 2023, the Company did not receive any tenant improvement allowance reimbursements. During the three and nine months ended September 30, 2022, the Company received tenant improvement allowance reimbursements of $nil and $1.4 million, respectively. The Company expects to receive further reimbursements of $0.8 million within the next twelve months.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
Below is a summary of the expense resulting from the related party lease liabilities for both the three and nine months ended September 30, 2023 and 2022:

		Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	Classification	2023	2022	2023	2022
Operating Leases
Lessor has minority interest in SLO	Rent expense	$—	$1	$—	$513
Lessor has minority interest in MedMar	Rent expense	73	73	217	217
Lessor is an MVS shareholder	Rent expense	296	296	832	890

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76	$229	$229
Lessor has minority interest in MedMar	Interest expense	62	67	187	204
Lessor is an MVS shareholder	Depreciation expense	22	21	67	60
Lessor is an MVS shareholder	Interest expense	17	19	53	58
Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of September 30, 2023 and December 31, 2022:

	As of September 30, 2023		As of December 31, 2022
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,325	$1,375	$1,415	$1,456
Lessor is an MVS shareholder	5,465	5,564	5,849	5,907

Finance Leases
Lessor has minority interest in MedMar	$1,805	$2,272	$2,034	$2,452
Lessor is an MVS shareholder	574	504	596	555

The Company has other financing liabilities with related parties associated with certain properties. For both the three months ended September 30, 2023 and 2022, the Company recorded interest expense on those finance liabilities of $0.1 million. For both the nine months ended September 30, 2023 and 2022, the Company recorded interest expense on those finance liabilities of $0.2 million. As of September 30, 2023 and December 31, 2022, the Company had finance liabilities totaling $1.4 million and $1.5 million, respectively. All of these finance liabilities are due to an entity controlled by an MVS shareholder.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 15. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.
(b)Contingencies
The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of September 30, 2023 and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.
(c)Commitments
As of September 30, 2023, the Company had total commitments of $3.2 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 16. These loans fully satisfy the Company’s funding requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.
The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or compensation benefits.

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses (“ECLs”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2023 and December 31, 2022 due to their nature and relatively short maturity dates. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
There have been no transfers into or out of level 3 for the periods ended September 30, 2023 and December 31, 2022.
The following tables summarize the Company’s financial instruments as of September 30, 2023 and December 31, 2022:

	September 30, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$107,133	$—	$—	$—	$107,133
Restricted cash[1]	5,883	—	—	—	5,883
Security deposits[2]	4,347	—	—	—	4,347
Accounts receivable, net	57,153	—	—	—	57,153
Loans receivable, short-term	1,406	—	—	—	1,406
Loans receivable, long-term	823	—	—	—	823
Investments	—	95	96	615	806

Financial Liabilities:
Accounts payable	$19,626	$—	$—	$—	$19,626
Accrued liabilities	76,494	—	—	—	76,494
Short-term borrowings	27,783	—	—	—	27,783
Current portion of lease liabilities	25,080	—	—	—	25,080
Deferred consideration and other payables, short-term	5	8	—	—	13
Lease liabilities	149,189	—	—	—	149,189
Deferred consideration, long-term	—	—	—	6,218	6,218
Long-term notes payable and loans payable	490,501	—	—	—	490,501
Other long-term liabilities	21,149	—	—	—	21,149
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

	December 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$119,341	$—	$—	$—	$119,341
Restricted cash[1]	2,169	—	—	—	2,169
Security deposits[2]	4,367	—	—	—	4,367
Accounts receivable, net	56,492	—	—	—	56,492
Loans receivable, short-term	447	—	—	—	447
Loans receivable, long-term	823	—	—	—	823
Investments	—	136	432	660	1,228

Financial Liabilities:
Accounts payable	$28,093	$—	$—	$—	$28,093
Accrued liabilities	65,161	—	—	—	65,161
Short-term borrowings	18,812	—	—	—	18,812
Current portion of lease liabilities	26,124	—	—	—	26,124
Deferred consideration and other payables, short-term	6	7	—	47,821	47,834
Lease liabilities	156,180	—	—	—	156,180
Deferred consideration, long-term	—	—	—	7,770	7,770
Long-term notes payable and loans payable	469,055	—	—	—	469,055
Other long-term liabilities	7,000	—	—	—	7,000
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Three Months Ended September 30, 2023
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration and other payables, short-term	Deferred consideration, long-term
Balance as of June 30, 2023	$615	$2,096	$6,453
Change in fair value recorded in Interest expense, net	—	(1,078)	—
Change in fair value recorded in Other income, net	—	—	(1,253)
Other[1]	—	(1,018)	1,018
Balance as of September 30, 2023	$615	$—	$6,218
1 Other relates to reclassifications from long-term to short-term due to expecting timing of payment.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

Three Months Ended September 30, 2022
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration, contingent consideration, and other payables, short-term	Deferred consideration, long-term
Balance as of June 30, 2022	$660	$44,781	$8,281
Change in fair value recorded in Interest expense, net	—	855	191
Other[1]	—	4,414	(4,414)
Balance as of September 30, 2022	$660	$50,050	$4,058
1 Other relates to reclassifications from long-term to short-term due to expecting timing of payment.

Nine Months Ended September 30, 2023
Level 3 Fair Value Measurements
($ in thousands)	Investments	Deferred consideration, contingent consideration, and other payables, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2022	$660	$47,821	$7,770
Change in fair value recorded in Interest expense, net	—	1,611	—
Change in fair value recorded in Other income, net	(45)	—	(912)
Payments[1]	—	(50,072)	—
Other[2]	—	640	(640)
Balance as of September 30, 2023	$615	$—	$6,218
1 See Note 8 and Note 10 for additional details related to payments.
2 Other relates to reclassifications from long-term to short-term due to expecting timing of payment. See Note 10.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

Nine Months Ended September 30, 2022
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Investments	Deferred consideration, contingent consideration, and other payables, short-term	Derivative liabilities, short-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2021	$565	$660	$71,816	$1,172	$17,651
Change in fair value recorded in Interest expense, net	—	—	4,361	—	(179)
Change in fair value recorded in Other income, net	—	—	—	(1,172)	—
Payments[1]	(1,837)	—	(39,541)	—	—
Change in fair value recorded in Selling, general and administrative	1,272	—	—	—	—
Other[2]	—	—	13,414	—	(13,414)
Balance as of September 30, 2022	$—	$660	$50,050	$—	$4,058
1 $39.6 million payment relates to the Cultivate contingent consideration earnout. The $1.8 million payment relates to Lighthouse outstanding loan receivable.
2 $9.0 million relates to reclassifications from long-term to short-term due to the projected dispensary opening dates. $4.4 million relates to reclassifications from long-term to short-term due to expecting timing of payment.

(a)Loans receivable, short-term
The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of September 30, 2023 and December 31, 2022:

($ in thousands)	Valuation classification	September 30, 2023	December 31, 2022
Short-term loans receivable - Kurvana, net of ECL	Amortized cost	$481	$447
Short-term loans receivable - 280E, net of ECL	Amortized cost	925	—
Total Loans receivable, short-term		$1,406	$447

During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable, with a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
(b)Loans receivable, long-term

($ in thousands)	Valuation classification	September 30, 2023	December 31, 2022
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$823	$823
Total Loans receivable, long-term		$823	$823

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of $1.2 million were fully funded on March 21, 2022 and mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of September 30, 2023 and December 31, 2022 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Amended Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
The Company’s aging of Accounts receivables as of September 30, 2023 and December 31, 2022 was as follows:

($ in thousands)	September 30, 2023	December 31, 2022
0 to 60 days	$48,089	$49,303
61 to 120 days	7,052	6,118
120 days +	9,084	3,698
Total accounts receivable, gross	64,225	59,119
Allowance for doubtful accounts	7,072	2,627
Total accounts receivable, net	$57,153	$56,492

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
For the three months ended September 30, 2023, the Company recorded a $1.2 million increase in ECL bad debt expense, compared to an increase of $0.9 million for the three months ended September 30, 2022. An additional $2.0 million and $nil in bad debt expense related to invoice write-offs was recorded for the three months ended September 30, 2023 and 2022, respectively. For the nine months ended September 30, 2023 and 2022, the Company recorded ECL bad debt expense of $4.0 million and $1.4 million, respectively. An additional $3.6 million and $0.1 million in bad debt expense related to invoice write-offs was recorded for the same respective nine month periods.

In the fourth quarter of 2022, management committed to a plan to restructure certain operations and activities within the California reporting unit. Related to that plan, during the first quarter of 2023, the Company reserved for approximately $0.1 million of Accounts Receivable at the impacted California entities. For the three months ended September 30, 2023, the Company decreased its reserve by $0.1 million from cash payments received.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk
The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of September 30, 2023, the Company had working capital (defined as current assets less current liabilities) of $42.3 million. The Company also expects to continue to raise debt or equity based capital or sell certain assets, if needed, to fund operations and the expansion of its business.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of September 30, 2023:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$95,598	$—	$—	$—	$95,598
Deferred consideration and other payables, short-term	13	—	—	—	13
Operating leases liabilities	7,100	57,365	58,585	190,619	313,669
Finance lease liabilities	1,266	10,501	10,980	24,062	46,809
Deferred consideration, long-term	—	6,218	—	—	6,218
Long-term notes payable and loans payable and Short-term borrowings	27,783	27,410	429,213	137,149	621,555
Tax receivable agreement liability	522	3,492	3,105	7,553	14,672
Other long-term liabilities	—	—	7,000	—	7,000
Total obligations as of September 30, 2023	$132,282	$104,986	$508,883	$359,383	$1,105,534

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of September 30, 2023 and December 31, 2022, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. For the three months ended September 30, 2023 and 2022, the Company recorded a $0.2 million gain on foreign currency exchanges compared to a $0.2 million loss on foreign currency exchanges for the same period. The Company recorded $0.1 million and $0.3 million in foreign currency exchange losses during the nine months ended September 30, 2023 and 2022, respectively.
As of September 30, 2023 and December 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5%, per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrues interest at a rate of 8.4%, per annum and has an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
an associated increase or decrease to Deferred consideration, contingent consideration and other payables, and Derivative liabilities, short-term with a corresponding change to Other income, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and operating results.

(vii) Inflation Risk
The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which adversely has impacted our operating results. The Company expects these inflationary pressures to continue throughout 2023. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 17. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) before eliminations, which are included in the Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2023 and December 31, 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary:

	September 30, 2023	December 31, 2022
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$15,639	$17,506
Non-current assets	72,065	63,212
Current liabilities	(3,818)	(3,158)
Non-current liabilities	(119,089)	(108,113)
Non-controlling interests	265	—
Deficit attributable to Cresco Labs Inc.	34,938	30,553
The following table presents the summarized financial information about the Company’s consolidated VIEs before eliminations, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$8,304	$4,406	$18,775	$7,901
Net loss attributable to non-controlling interests	(108)	—	(265)	—
Net loss attributable to Cresco Labs Inc.	(396)	(805)	(4,468)	(5,821)
Net loss	(503)	(805)	(4,732)	(5,821)

NOTE 18. SEGMENT INFORMATION
The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer and the Chief Transformation Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For both the three and nine months ended September 30, 2023 and 2022, the Company generated 100.0% of its revenue in the U.S.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022

NOTE 19. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Interest expense – leases	$(871)	$(989)	$(2,691)	$(2,973)
Interest expense – notes and loans payable	(9,711)	(9,711)	(33,864)	(28,817)
Accretion of debt discount and amortization of deferred financing fees	(1,128)	(1,009)	(3,257)	(2,913)
Interest expense – financing activities	(2,923)	(2,961)	(8,822)	(8,920)
Other interest income (expense)[1]	2,305	(1,042)	664	1,312
Interest income	564	158	1,482	378
Total Interest expense, net	$(11,764)	$(15,554)	$(46,488)	$(41,933)
1During the three months ended September 30, 2023, the Company recorded $2.3 million of reductions in interest expense related to Valley Ag operating cash flows deferred consideration. During the nine months ended September 30, 2022, the Company recorded reductions in interest expense of $1.3 million and $0.1 million related to Laurel Harvest deferred consideration and Valley Ag operating cash flows deferred consideration, respectively; resulting in interest income and partially offset by $0.1 million of interest expense. See Note 10 for additional information.
See Note 11 for additional information on Interest expense – notes and loans payable, Accretion of debt discount and amortization of deferred financing fees, and Interest expense – financing activities.

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan and New York (Adult Use) do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
During the second quarter of 2023, Illinois decoupled from the application of IRC Section 280E for any cannabis establishment operating in the state of Illinois and licensed under the Cannabis Regulation and Tax Act and/or Compassionate Use of Medical Cannabis Program Act beginning for taxable years beginning on or after January 1, 2023. The effective tax rate for the three and nine months ended September 30, 2023 was primarily impacted by the state income benefit realized as of result of this change, along with a $31.2 million decrease to deferred tax liabilities resulting from the tax benefit from the impairment charges recognized, mainly in Florida and New York.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 and 2022
The following table summarizes the Company’s income tax expense and effective tax rates for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
(Loss) income before income taxes	$(119,191)	$15,483	$(159,720)	$29,957
Income tax (recovery) expense	(5,746)	18,732	25,000	65,177
Effective tax rate	4.8%	121.0%	(15.7)%	217.6%

NOTE 21. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 15, 2023, which is the date on which these financial statements were issued.
On October 18, 2023, the Company closed on the sale of the Encanto Green Cross Dispensary in Arizona, which generated gross cash proceeds of $6.5 million.